Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the separate interim statement of financial position as of September 30, 2019, the condensed separate interim statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2019 and 2018, the separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2018, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 11, 2019, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2018, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2019

This report is effective as of November 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of September 30, 2019 and December 31, 2018

(In millions of won)	Note		September 30, 2019 (Unaudited)	December 31, 2018

Assets
Due from banks at amortized cost	4, 5, 24	~~W~~	3,244	48,596
Financial assets at fair value through profit or loss	4, 6		1,263,120	1,927,150
Derivative assets	4, 7		29,316	-
Loans at amortized cost	4, 8, 24		1,557,364	1,644,666
Property and equipment	24		4,624	2,484
Intangible assets			5,549	5,499
Investments in subsidiaries	9		28,980,275	25,775,432
Deferred tax assets			6,094	2,633
Other assets	4, 24		508,457	707,772
Total assets		~~W~~	32,358,043	30,114,232

Liabilities
Derivative liabilities	4, 7	~~W~~	24,171	-
Borrowings	4		5,000	125,000
Debt securities issued	4, 10		9,229,034	7,812,358
Liabilities for defined benefit obligations	11		6,367	3,402
Other liabilities	4, 24		554,398	523,404
Total liabilities			9,818,970	8,464,164

Equity	12
Capital stock			2,732,463	2,645,053
Hybrid bonds			1,731,235	1,531,759
Capital surplus			10,155,223	9,494,842
Capital adjustments			(600,000)	(155,923)
Accumulated other comprehensive loss			(6,918)	(5,449)
Retained earnings			8,527,070	8,139,786
Total equity			22,539,073	21,650,068
Total liabilities and equity		~~W~~	32,358,043	30,114,232

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(In millions of won, except earnings per share data)	Note		2019		2018
			Three-month period	Nine-month period	Three-month period	Nine-month period
Interest income	21, 24	~~W~~
Financial assets at amortized cost			9,085	29,845	7,717	22,816
Interest expense	24		(52,454)	(152,438)	(47,424)	(139,814)
Net interest expense	13		(43,369)	(122,593)	(39,707)	(116,998)

Fees and commission income	21, 24		12,441	37,323	12,441	37,323
Fees and commission expense	24		(397)	(751)	(121)	(205)
Net fees and commission income	14		12,044	36,572	12,320	37,118

Dividend income	15, 21, 24		38,800	1,320,944	-	1,407,674
Net gain on financial assets at fair value through profit or loss	21		5,049	15,132	7,126	14,379
Net foreign currency transaction gain (loss)			6,250	17,449	(6,769)	(6,769)
Reversal of (provision for) credit loss allowance	16		91	8	(43)	(37)
General and administrative expenses	17, 24		(23,787)	(73,234)	(20,676)	(58,322)
Other operating income			-	2,334	-	-

Operating income(loss)			(4,922)	1,195,612	(47,749)	1,277,045

Non-operating income (expense)			(179)	(825)	30	(90)

Profit (loss) before income taxes			(5,101)	1,195,787	(47,719)	1,276,955

Income tax expense (benefit)	19		(525)	(2,904)	(993)	737
Profit (loss) for the period			(4,576)	1,198,691	(46,726)	1,276,218

Other comprehensive income (loss) for the period, net of income tax
Items that will never be reclassified to profit or loss : Re-measurements of the defined benefit liability			-	(1,469)	-	42

Total comprehensive income (loss) for the period		~~W~~	(4,576)	1,197,222	(46,726)	1,276,260

Basic and diluted earnings (loss) per share in won	20	~~W~~	(54)	2,390	(123)	2,645

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

		Nine-month period ended September 30, 2018
(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,494,842	(1,139)	(4,610)	7,633,988	20,192,055
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,276,218	1,276,218
Other comprehensive income		-	-	-	-	42	-	42
		-	-	-	-	42	1,276,218	1,276,260
Transactions with owners:
Dividends		-	-	-	-	-	(687,589)	(687,589)
Dividend to hybrid bonds		-	-	-	-	-	(21,937)	(21,937)
Issuance of hybrid bonds		-	1,107,837	-	-	-	-	1,107,837
Acquisition of treasury stock		-	-	-	(23,744)	-	-	(23,744)
Change in capital adjustments		-	-	-	1,139	-	(1,139)	-
		-	1,107,837	-	(22,605)	-	(710,665)	374,567
Balance at September 30, 2018	~~W~~	2,645,053	1,531,758	9,494,842	(23,744)	(4,568)	8,199,541	21,842,882

		Nine-month period ended September 30, 2019
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,494,842	(155,923)	(5,449)	8,139,786	21,650,068
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,198,691	1,198,691
Other comprehensive income		-	-	-	-	(1,469)	-	(1,469)
		-	-	-	-	(1,469)	1,198,691	1,197,222
Transactions with owners:
Dividends		-	-	-	-	-	(753,041)	(753,041)
Issuance of convertible preferred shares		87,410	-	660,381	-	-	-	747,791
Dividend to hybrid bonds		-	-	-	-	-	(58,366)	(58,366)
Issuance of hybrid bonds		-	199,476	-	-	-	-	199,476
Acquisition of treasury stock		-	-	-	(444,077)	-	-	(444,077)
		87,410	199,476	660,381	(444,077)	-	(811,407)	(308,217)
Balance at September 30, 2019	~~W~~	2,732,463	1,731,235	10,155,223	(600,000)	(6,918)	8,527,070	22,539,073

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

			Nine-month periods ended September 30
(In millions of won)	Note		2019	2018

Cash flows from operating activities
Profit before income taxes		~~W~~	1,195,787	1,276,955
Adjustments for:
Interest income			(29,845)	(22,816)
Interest expense			152,438	139,814
Dividend income			(1,320,944)	(1,407,674)
Net gain on financial assets at fair value through profit or loss			(1,623)	(7,880)
Provision for (reversal of) credit loss allowance			(8)	37
Employee costs			4,743	2,550
Depreciation and amortization			2,047	459
Net foreign currency translation loss			3,036	4,235
Other operating income			(2,333)	-
Other non-operating expense			34	-
			(1,192,455)	(1,291,275)
Changes in assets and liabilities:
Financial assets at fair value through profit or loss			665,840	(1,509,324)
Other assets			844	(798)
Liability for defined benefit obligations			(1,278)	263
Other liabilities			(6,142)	(1,718)
			659,264	(1,511,577)

Interest received			30,207	22,493
Interest paid			(144,828)	(137,295)
Dividend received			1,320,944	1,407,674
Income tax paid			(676)	-
Net cash provided by (used in) operating activities			1,868,243	(233,025)

Cash flows from investing activities
Lending of loans at amortized cost			(478,000)	(150,000)
Collection of loans at amortized cost			567,669	130,000
Acquisition of property and equipment			(1,022)	(258)
Acquisition of intangible assets			(1,329)	-
Disposal of intangible assets			1,200	-
Increase in other assets			(345)	(229,896)
Decrease in other assets			959	2
Acquisition of investments in associates			(2,977,196)	-
Net cash used in investing activities			(2,888,064)	(250,152)

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows (Continued)

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

			Nine-month periods ended September 30
(In millions of won)	Note		2019	2018
Cash flows from financing activities
Proceeds from issuance of convertible preferred shares		~~W~~	747,791	-
Issuance of hybrid bonds			199,476	1,107,837
Issuance of debt securities			2,801,400	1,500,000
Repayments of debt securities issued			(1,384,000)	(1,220,000)
Debenture issuance costs paid			(6,097)	(2,475)
Increase in borrowings			200,000	-
Decrease in borrowings			(320,000)	-
Dividends paid			(818,871)	(702,038)
Acquisition of treasury stock			(444,077)	(19,263)
Redemption of lease liabilities			(1,185)	-
Net cash provided by financing activities			974,437	664,061

Net increase (decrease) in cash and cash equivalents			(45,384)	180,884

Cash and cash equivalents at beginning of period	23		48,628	-

Cash and cash equivalents at end of period	23	~~W~~	3,244	180,884

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

1. Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2. Basis of preparation

(a)	Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements.  Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2018.  These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ and the investments in a subsidiary, an associate or a venturer are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2018 except for the main sources of critical judgments and estimated uncertainties related to the adoption of K-IFRS 1116 ‘Leases’ described in Note 3.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

3. Significant accounting policies

Except for the following new standard, which has been applied from January 1, 2019, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2018. The Company has applied K-IFRS No.1116 using the modified retrospective approach, under which the cumulative effect of initial application should be recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated and the Company assessed the application does not have effect on the retained earnings at January 1, 2019.

(a) K-IFRS No. 1116 ‘Leases’

i) Accounting treatment for the lessee

The Company holds, through lease arrangements, various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the lease asset cannot be provided as collateral for borrowings.

At the commencement date of the lease, the Company recognizes a right-of-use asset and a lease liability.  The payment of each lease is allocated to the repayment of the liability and finance costs.  The Company recognizes in profit or loss the amount calculated to yield a fixed time rate of interest on the lease liability balance for each period as finance costs. Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

A lease liability is measured at present value of the lease payments that are not paid at the commencement date of the lease agreement, and the lease payments which will be included in the measurement of the lease liability consist of as follows:

- Fixed lease payments (including actual fixed lease payments, deduct the lease incentive to receive)

- Variable lease payments depending on an index or a rate

- Amount expected to be payable by the lessee under residual value guarantees

- Exercise price of a purchase option if the lessee is reasonably certain to exercise that option

- Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

If the interest rate implicit in the lease is readily determined, the lease payments shall be discounted using that rate, and if that rate is not readily determined, the lessee shall use the lessee’s incremental borrowing rate.

A right-of-use asset is measured at cost comprising the followings:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date, less any lease incentives received

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Lease payments related to short-term leases or leases for which the underlying asset is of low value are recognized as expenses on a straight-line basis over the lease term.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

3. Significant accounting policies (continued)

i) Accounting treatment for the lessee (continued)

Extension and termination options are included in a number of real estate lease contracts of the Company. In determining the lease term, management considers all relevant facts and circumstances that give rise to an economic incentive not to exercise the extension option or the termination option. The period over which the extension option is eligible (or the period over which it could be terminated) is included in the lease term only if it is reasonably certain that the lessee exercises the extension option (or not exercised). The Company reassesses whether the Company is reasonably certain to exercise (or not exercise) the extension option when a significant event occurs or changes in circumstances that have affected the lessee's ability to determine the lease term before.

ii) Accounting treatment for the lessor

The terms of the lease are negotiated individually and include a variety of terms and conditions.  The risk management method for all rights held by the Company in the underlying assets includes repurchase agreements, residual value guarantees, etc.

- Finance lease

In the case of assets held under a finance lease, a lessor record it as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying amount of the leased asset as of the lease execution date is reflected in profit or loss as gain or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the non-refundable amount of the company's net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

- Operating lease

In the case of assets held under an operating lease, the lease payments are recognized as income on straight-line basis, and the lease opening direct costs incurred during negotiation and contract phase of the operating lease are recognized as separate assets under the subject of the lease opening direct cost. In addition, depreciation of operating lease assets is treated the same as depreciation of other similar assets owned by the Company.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the Company’s Board of Directors, sets the basic group wide risk management policies and strategies.  The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines.  The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group uses a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company.  The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed.  Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss.  The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company.  The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

4. Financial risk management (continued)

The Group Risk Management Council is comprised of the Company’s Chief Risk Officer, head of risk management team, and risk officers from each subsidiary.  The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

ii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital.  As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning.  The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system.  Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action.  The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities.  The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses.

The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

4. Financial risk management (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Company used in its business plan and management strategy.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

4. Financial risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Company and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporations. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Company reflects a period of expected credit loss measurement based on a contractual maturity. The Company takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest.  In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest.  Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of Financial Supervisory Service, if necessary.  The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of September 30, 2019 and December 31, 2018 are as follows:

			2019	2018
Due from banks and loans at amortized cost(*1):	Banks	~~W~~	3,244	48,596
	Corporations		1,557,364	1,644,666
			1,560,608	1,693,262
Financial assets at fair value through profit or loss			1,263,120	1,927,150
Derivative assets			29,316	-
Other financial assets at amortized cost(*1)(*2)			507,942	473,488
		~~W~~	3,360,986	4,093,900

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

(*2) Comprise accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

iii) Information of financial assets by credit risk

Financial assets by credit risk as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*1):
Banks	~~W~~	3,246	-	3,246	(2)	3,244
Corporations		1,559,000	-	1,559,000	(1,636)	1,557,364
		1,562,246	-	1,562,246	(1,638)	1,560,608
Other financial assets at amortized cost		508,343	-	508,343	(401)	507,942
	~~W~~	2,070,589	-	2,070,589	(2,039)	2,068,550

		2018
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*1):
Banks	~~W~~	48,631	-	48,631	(35)	48,596
Corporations		1,646,335	-	1,646,335	(1,669)	1,644,666
		1,694,966	-	1,694,966	(1,704)	1,693,262
Other financial assets at amortized cost		473,832	-	473,832	(344)	473,488
	~~W~~	2,168,798	-	2,168,798	(2,048)	2,166,750

(*1) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of September 30, 2019 and December 31, 2018 was classified as Prime. The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings	~~W~~	-	5,000	-	-	-	-	5,000
Debt securities issued		353,743	154,468	156,656	580,811	6,815,223	2,059,146	10,120,047
Other financial liabilities		28,486	3,484	30,371	16,692	61,136	-	140,169
	~~W~~	382,229	162,952	187,027	597,503	6,876,359	2,059,146	10,265,216
Derivatives:
Cash outflow amount of net settlement		-	-	-	-	133,295	-	133,295

(*) An option contract of purchasing the remaining shares of the Asia Trust Co., Ltd. which can be exercised from April 1, 2022 to December 31, 2022.

		2018
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings	~~W~~	-	-	120,000	5,000	-	-	125,000
Debt securities issued		123,078	224,167	144,725	825,893	6,148,270	1,008,198	8,474,331
Other financial liabilities		16,774	34,342	24,335	-	52,913	-	128,364
	~~W~~	139,852	258,509	289,060	830,893	6,201,183	1,008,198	8,727,695

These amounts include cash flows of principal and interests on financial instruments.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value classified as level 3.

- The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through profit or loss (“FVTPL”)	~~W~~	-	1,263,120	-	1,263,120
Derivative assets		-	-	29,316	29,316
	~~W~~	-	1,263,120	29,316	1,292,436
Financial liabilities
Derivative liabilities	~~W~~	-	-	24,171	24,171

		2018
		Level 1	Level 2	Level 3	Total
Financial assets measured at FVTPL	~~W~~	-	1,927,150	-	1,927,150

ii) Financial instruments at fair value classified as level 3

- Changes in financial instruments classified as level 3 for the nine-month period ended September 30, 2019 is as follows:

		2019
		Net derivative instruments
Beginning balance	~~W~~	-
Issuance of financial instruments classified as level 3		5,145
Ending balance	~~W~~	5,145

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

For the nine-month period ended September 30, 2019, there is no gain or loss recognized on the statement of comprehensive income arising from financial instruments at fair value classified as level 3.

- The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of September 30, 2019 and December 31, 2018 are as follows:

	Classification	Valuation techniques	Type	Inputs
2019	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets, Exchange rate
2018	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets, Exchange rate

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2019 are as follows:

Type of financial instrument	Valuation technique	Type		Carrying value	Significant but not observable inputs	Range
Financial assets
Derivative assets	Binomial method	Equity related	~~W~~	29,316	The volatility of the underlying asset	27.21%

Financial liabilities
Derivative liabilities	Binomial method	Equity related	~~W~~	24,171	The volatility of the underlying asset	27.21%

- Sensitivity analysis for fair value measurements in Level 3

For level 3 fair value measurement, changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would have the following effects on profit or loss as of September 30, 2019.

		2019
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*):
Derivative assets	~~W~~	2,564	(2,580)
Financial liabilities:
Effects on profit or loss for the period(*):
Derivative liabilities	~~W~~	2,591	(2,575)

(*) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%).

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

iii) The financial instruments measured at amortized cost

- The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks at amortized cost

The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans at amortized cost	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

- The carrying value and fair value of the financial instruments measured at amortized cost as of September 30, 2019 and December 31, 2018 are as follows:

		2019		2018
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	3,244	3,244	48,596	48,596
Loans at amortized cost(Corporations)		1,557,364	1,566,538	1,644,666	1,644,739
Other financial assets		507,942	507,942	473,488	473,488
	~~W~~	2,068,550	2,077,724	2,166,750	2,166,823
Liabilities:
Borrowings	~~W~~	5,000	4,988	125,000	123,874
Debt securities issued in won		8,631,912	8,689,711	7,812,358	7,897,152
Debt securities issued in foreign currency		597,122	609,480	-	-
	~~W~~	9,234,034	9,304,179	7,937,358	8,021,026

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	3,244	3,244
Loans at amortized cost		-	-	1,566,538	1,566,538
Other financial assets		-	-	507,942	507,942
	~~W~~	-	-	2,077,724	2,077,724
Liabilities:
Borrowings	~~W~~	-	4,988	-	4,988
Debt securities issued in won		-	8,689,711	-	8,689,711
Debt securities issued in foreign currency		-	609,480	-	609,480
	~~W~~	-	9,304,179	-	9,304,179

		2018
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	48,596	48,596
Loans at amortized cost		-	-	1,644,739	1,644,739
Other financial assets		-	-	473,488	473,488
	~~W~~	-	-	2,166,823	2,166,823
Liabilities:
Borrowings	~~W~~	-	123,874	-	123,874
Debt securities issued in won		-	7,897,152	-	7,897,152
	~~W~~	-	8,021,026	-	8,021,026

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(e) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	3,244	-
Financial assets at fair value through profit or loss		1,263,120	-	-
Derivatives		29,316	-	-
Loans at amortized cost		-	1,557,364	-
Other financial assets at amortized cost		-	507,942	-
	~~W~~	1,292,436	2,068,550	-
Liabilities:
Derivatives	~~W~~	24,171	-	-
Borrowings		-	-	5,000
Debt securities issued in won		-	-	8,631,912
Debt securities issued in foreign currency		-	-	597,122
Other financial liabilities		-	-	170,337
	~~W~~	24,171	-	9,404,371

		2018
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	48,596	-
Financial assets at fair value through profit or loss		1,927,150	-	-
Loans at amortized cost		-	1,644,666	-
Other financial assets at amortized cost		-	473,488	-
	~~W~~	1,927,150	2,166,750	-
Liabilities:
Borrowings	~~W~~	-	-	125,000
Debt securities issued		-	-	7,812,358
Other financial liabilities		-	-	153,931
	~~W~~	-	-	8,091,289

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

5. Restricted due from banks

Restricted guaranteed deposits on bank accounts as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Other financial institution deposits	~~W~~	3	3

6. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Beneficiary certificates
Korean Won	~~W~~	515,581	1,759,075
Foreign currency		747,539	168,075
	~~W~~	1,263,120	1,927,150

7. Derivatives

(a) The notional amounts and fair values of derivatives as of September 30, 2019 are as follows:

		2019
		Notional amounts	Assets	Liabilities

Equity related:
Over the counter:
Equity options	~~W~~	133,295	29,316	24,171

8. Loans at amortized cost

(a) Loans at amortized cost as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Corporate loans	~~W~~	1,559,000	1,646,335
Less: allowance		(1,636)	(1,669)
	~~W~~	1,557,364	1,644,666

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

8. Loans at amortized cost (continued)

(b) Changes in loans at amortized cost and other assets for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

		Nine-month period ended September 30, 2019
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	1,646,335	-	-	522,463	-	-	2,168,798
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		478,000	-	-	-	-	-	478,000
Collection		(174,000)	-	-	-	-	-	(174,000)
Disposal (*2)		(391,335)	-	-	-	-	-	(391,335)
Other (*3)		-	-	-	(10,874)	-	-	(10,874)
Ending balance	~~W~~	1,559,000	-	-	511,589	-	-	2,070,589

(*1) The amortized cost includes the gross carrying value for due from banks at amortized cost and other assets.

(*2) For capital management of the Group, the Company disposed of financial instruments which were originally acquired for the purpose of collecting principal and interest during the period, and recognized gain on sale of ~~W~~2,334 million.

(*3) Other changes are due to dividends receivables, consolidation tax receivables, accrued income, etc.

		Year ended December 31, 2018
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	1,235,000	-	-	405,523	-	-	1,640,523
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		547,630	-	-	-	-	-	547,630
Collection		(135,000)	-	-	-	-	-	(135,000)
Other (*2)		(1,295)	-	-	116,940	-	-	115,645
Ending balance	~~W~~	1,646,335	-	-	522,463	-	-	2,168,798

(*1) The amortized cost includes the gross carrying value for due from banks at amortized cost and other assets.

(*2) Other changes are due to dividends receivables, consolidation tax receivables, accrued income, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

8. Loans at amortized cost (continued)

(c) Changes in allowances for loans at amortized cost and other assets for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

		Nine-month period ended September 30, 2019
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	1,669	-	-	379	-	-	2,048
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provided (reversal) (*2)		(33)	-	-	25	-	-	(8)
Ending allowance	~~W~~	1,636	-	-	404	-	-	2,040

(*1) Includes allowance for due from banks and other assets at amortized cost.

(*2) Includes the reversal of credit loss allowance on the loans disposed.

		Year ended December 31, 2018
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	495	-	-	99	-	-	594
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provided (reversed)		1,174	-	-	280	-	-	1,454
Ending allowance	~~W~~	1,669	-	-	379	-	-	2,048
(*1) Includes the allowances for due from banks and other assets at amortized cost.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

9. Investments in subsidiaries

Investments in subsidiaries as of September 30, 2019 and December 31, 2018 are as follows:

Investees	Location	Reporting date
Shinhan Bank.	Korea	December 31
Shinhan Card Co., Ltd.	〃	〃
Shinhan Investment Corp. (*1)	〃	〃
Orange Life Insurance Co., Ltd (*2)	〃	〃
Shinhan Life Insurance Co., Ltd.	〃	〃
Shinhan Capital Co., Ltd.	〃	〃
Jeju Bank (*3)	〃	〃
Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃
Shinhan Alternative Investment Management Inc.	〃	〃
Shinhan Credit Information Co., Ltd.	〃	〃
SHC Management Co., Ltd.	〃	〃
Shinhan DS	〃	〃
Shinhan Savings Bank	〃	〃
Shinhan AITAS Co., Ltd.	〃	〃
Shinhan REITs Management Co., Ltd	〃	〃
Asia Trust Co., Ltd. (*4)	〃	〃
Shinhan AI Co., Ltd.(*5)	〃	〃

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

9. Investments in subsidiaries (continued)

	2019			2018
Investees	Ownership percentage (%)		Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp. (*1)	100.0		3,001,420	100.0		2,341,420
Orange Life Insurance Co., Ltd (*2)	59.2		2,307,315	-		-
Shinhan Life Insurance Co., Ltd.	100.0		982,775	100.0		982,775
Shinhan Capital Co., Ltd.	100.0		408,922	100.0		408,922
Jeju Bank (*3)	75.3		179,643	71.9		174,493
Shinhan BNP Paribas Asset Management Co., Ltd.	65.0		91,565	65.0		91,565
Shinhan Alternative Investment Management Inc.	100.0		14,783	100.0		14,783
Shinhan Credit Information Co., Ltd.	100.0		15,385	100.0		15,385
SHC Management Co., Ltd.	100.0		8,655	100.0		8,655
Shinhan DS	100.0		13,026	100.0		13,026
Shinhan Savings Bank	100.0		107,065	100.0		107,065
Shinhan AITAS Co., Ltd.	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd	100.0		30,000	100.0		30,000
Asia Trust Co., Ltd. (*4)	60.0		190,378	-		-
Shinhan AI Co., Ltd.(*5)	100.0		42,000	-		-
		~~W~~	28,980,275		~~W~~	25,775,432

(*1) The Company issued additional convertible preferred shares of ~~W~~660 billion during the nine-month period ended September 30, 2019.

(*2) The Company entered into a share purchase agreement to acquire a 59.15% stake in Orange Life Insurance Co., Ltd., and the acquisition process was completed during the nine-month period ended September 30, 2019.

(*3) The Company purchased 1,100,000 shares of Jeju Bank from the Company’s largest shareholder, the National Pension Service during the nine-month period ended September 30, 2019.

(*4) The Company acquired 60% stake in Asia Trust Co., Ltd. during the nine-month period ended September 30, 2019.

(*5) The Company established Shinhan AI Co., Ltd. during the nine-month period ended September 30, 2019. The Financial Services Commission’s approval process of inclusion of Shinhan AI Co., Ltd. as a subsidiary of the

Group has completed during the nine-month period ended September 30, 2019.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

10. Debt securities issued

Debt securities issued as of September 30, 2019 and December 31, 2018 are as follows:

	2019			2018
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	1.41% ~ 3.56%	~~W~~	8,290,000	1.44 ~ 3.56%	~~W~~	7,470,000
Subordinated debt securities issued	3.44%		350,000	3.44%		350,000
Discount			(8,088)			(7,642)
			8,631,912			7,812,358

Debt securities issued in foreign currency :
Subordinated debt securities issued	3.34%		600,650	-		-
Discount			(3,528)			-
			597,122			-
		~~W~~	9,229,034		~~W~~	7,812,358

11. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Present value of defined benefit obligations	~~W~~	21,512	19,796
Fair value of plan assets		(15,145)	(16,394)
Recognized liabilities for defined benefit obligations	~~W~~	6,367	3,402

(b) Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Current service costs	~~W~~	486	1,451	442	1,327
Net interest expense on the net defined benefit liabilities		26	79	10	29
	~~W~~	512	1,530	452	1,356

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12. Equity

(a) Equity as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Capital stock
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock (*1)		361,465	274,055
		2,732,463	2,645,053

Hybrid bonds		1,731,235	1,531,759

Capital surplus
Share premium(*1)		10,155,150	9,494,769
Other		73	73
		10,155,223	9,494,842

Capital adjustments (*2)		(600,000)	(155,923)

Accumulated other comprehensive loss		(6,918)	(5,449)
Retained earnings
Legal reserve(*3)		2,191,677	2,068,190
Regulatory reserve for loan losses		8,728	7,572
Other legal reserves		2,000	2,000
Unappropriated retained earnings		6,324,665	6,062,024
		8,527,070	8,139,786
	~~W~~	22,539,073	21,650,068

(*1) For the nine-month period ended September 30, 2019, ~~W~~750,000 million won scale of convertible preferred share was issued. Investors may claim the conversion after one year from the date of issue to the day before the fourth year from the date of issue and convertible shares not converted until fourth year from the date of issue will be automatically converted to common stock on the day from fourth year.

(*2) The Company acquired treasury stock through treasury stocks trust during the nine-month period ended September 30, 2019 and the year ended December 31, 2018 and has recognized the consideration paid in directly equity.

(*3) Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2019 and December 31, 2018 are as follows:

	Issue date	Maturity date	Interest rate (%)		2019	2018
Hybrid bonds in KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	-	3.77		134,683	134,683
	September 15, 2017	-	4.25		89,783	89,783
	April 13, 2018	-	4.08		134,678	134,678
	April 13, 2018	-	4.56		14,955	14,955
	August 29, 2018	-	4.15		398,679	398,679
	June 28, 2019	-	3.27		199,476	-
					1,171,709	972,233

Hybrid bonds in USD	August 13, 2018	-	5.88		559,526	559,526
				~~W~~	1,731,235	1,531,759

The Company can make advanced redemption for the above bonds, after 5 or 10 years from the issuance date; and has unconditional rights to extend the maturity under the same condition. In addition, if the determination has been made that dividend is not paid for common shares, then the interest for the above bonds also is not paid.

(c) Capital adjustments

Changes in accumulated capital adjustments for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

		2019	2018
Beginning balance	~~W~~	(155,923)	(1,139)
Loss on redemption of hybrid bonds		-	1,139
Acquisition of treasury stock		(444,077)	(155,923)
Ending balance	~~W~~	(600,000)	(155,923)

(d) Changes in accumulated other comprehensive loss for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 were as follows:

		2019	2018
Beginning balance	~~W~~	(5,449)	(4,610)
Remeasurement of the defined benefit liabilities		(2,027)	(1,158)
Tax effect		558	319
Ending balance	~~W~~	(6,918)	(5,449)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except earnings per share data)

12. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 were as follows:

		2019	2018
Beginning balance	~~W~~	8,728	7,572
Adoption effect of K-IFRS 1109		-	(32)
Planned regulatory reserve for (reversal of) loan losses		(481)	1,188
Ending balance	~~W~~	8,247	8,728

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the nine-month periods ended September 30, 2019 and 2018 were as follows:

		2019	2018
Profit for the period	~~W~~	1,198,691	1,276,218
Reversal of (provision for) regulatory reserve for loan losses		481	(789)
Profit for the period adjusted for regulatory reserve	~~W~~	1,199,172	1,275,429
Basic and diluted earnings per share in won factoring in regulatory reserve(*1)	~~W~~	2,391	2,644

(*1) Dividends for hybrid bonds were deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except per share data)

12. Equity (continued)

(f) Treasury stock

The acquisition of treasury stock for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 were as follows:

		Nine-month period ended September 30, 2019
		Beginning balance	Acquisition	disposal	Ending balance
The number of shares		3,648,659	10,233,403	-	13,882,062
Carrying value	~~W~~	155,923	444,077	-	600,000

		Year ended December 31, 2018
		Beginning balance	Acquisition	disposal	Ending balance
The number of shares		-	3,648,659	-	3,648,659
Carrying value	~~W~~	-	155,923	-	155,923

(*) For the year ended December 31, 2018, the Company entered into a treasury stock trust agreement with Samsung Securities Co., Ltd. and the Company is acquiring treasury stock through the contract.

(g) Dividends declared and paid by the Company for the nine-month period ended September 30, 2019 are as follows:

2019
Common stock (~~W~~1,600 per share)	~~W~~	753,041

13. Net interest expense

Net interest expense for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Interest income:
Due from banks at amortized cost	~~W~~	594	1,542	185	296
Loans at amortized cost		8,424	28,105	7,464	22,320
Others		67	198	68	200
		9,085	29,845	7,717	22,816
Interest expense:
Borrowings		(29)	(1,785)	(28)	(82)
Debt securities issued		(52,414)	(150,615)	(47,396)	(139,732)
Others		(11)	(38)	-	-
		(52,454)	(152,438)	(47,424)	(139,814)
Net interest expense	~~W~~	(43,369)	(122,593)	(39,707)	(116,998)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except per share data)

14. Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Fees and commission income:
Royalty	~~W~~	12,438	37,315	12,438	37,314
Other		3	8	3	9
		12,441	37,323	12,441	37,323
Fees and commission expense:
Others		(397)	(751)	(121)	(205)
Net fees and commission income	~~W~~	12,044	36,572	12,320	37,118

15. Dividend income

Dividends income for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Dividend from subsidiaries	~~W~~	38,800	1,320,944	-	1,407,674

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

16. Provision for (reversal of) credit losses allowance

Provision for (reversal of) credit losses allowance for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Provision for (reversal of) credit losses allowance	~~W~~	(91)	(8)	43	37

17. General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Salaries:
Salary expenses and bonuses	~~W~~	8,452	27,809	8,223	23,605
Severance benefits		512	1,530	452	1,356
		8,964	29,339	8,675	24,961
Rent		172	569	495	1,526
Lease		33	196	-	-
Entertainment		531	1,551	424	1,232
Depreciation		694	1,995	133	391
Amortization		13	52	23	68
Taxes and dues		145	475	122	497
Advertising		8,850	23,096	6,876	17,232
Others		4,385	15,961	3,928	12,415
	~~W~~	23,787	73,234	20,676	58,322

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except per share data)

18. Share-based payments

(a) Stock options granted as of September 30, 2019 are as follows:

	5th grant(*1)	6th grant(*1)	7th grant(*1)(*2)

Grant date	March 21, 2006	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~38,829	~~W~~54,560	~~W~~49,053

Number of shares granted	3,296,200	1,301,050	808,700

Contractual exercise period	August 21, 2019	August 19, 2020	May 17, 2021/ September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2019	2,500	58,764	45,628
Exercised or Cancelled	2,500	-	9,466
Balance at September 30, 2019	-	58,764	36,162

Fair value per share in won	-	~~W~~101	~~W~~1,010 (expiration of contractual exercise period : May 17, 2021) ~~W~~1,400 (Expiration of contractual exercise period : Sep 17, 2021)

(*1) The equity instruments granted are fully vested as of September 30, 2019. The weighted average exercise price in won for 94,926 stock options outstanding at September 30, 2019 is ~~W~~52,462.

(*2) 9,466 stock options (from the 7th grant) were cancelled during the nine-month period ended September 30, 2019.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except per share data)

18. Share-based payments (continued)

(b) Performance shares granted as of September 30, 2019 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Exercising period	4 or 5 years

Estimated number of shares vested at September 30, 2019	20,427	1,931,093

Fair value per share in won	~~W~~ 40,889, ~~W~~ 45,766, ~~W~~ 49,405, and ~~W~~ 40,580,	~~W~~ 41,800

The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week.  Share price to be paid in the future is evaluated using the share price as of the end of the reporting period. For share-based payment transactions among the Company and its subsidiaries, the Company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except per share data)

18. Share-based payments (continued)

(c) Share-based compensation costs

Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the nine-month periods ended September 30, 2019 and 2018 were as follows:

		2019
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
5th	~~W~~	-	9	9
6th		(2)	(15)	(17)
7th		(3)	(6)	(9)
Performance shares		3,219	24,318	27,537
	~~W~~	3,214	24,306	27,520

		2018
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
4th	~~W~~	-	(15)	(15)
5th		-	(10)	(10)
6th		(15)	(91)	(106)
7th		(36)	(52)	(88)
Performance shares		1,244	10,799	12,043
	~~W~~	1,193	10,631	11,824

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except per share data)

18. Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		Employees of
		Shinhan Financial Group	Subsidiaries(*1)	Total
Stock options granted:
6th	~~W~~	1	5	6
7th		21	27	48
Performance shares		8,592	72,976	81,568
	~~W~~	8,614	73,008	81,622

The intrinsic value of share-based payments is ~~W~~81,568 million as of September 30, 2019. For calculating, the quoted market price of ~~W~~41,800 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*1) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees. As of September 30, 2019, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~73,008 million.

		2018
		Employees of
		Shinhan Financial Group	Subsidiaries(*1)	Total
Stock options granted:
5th	~~W~~	-	7	7
6th		3	20	23
7th		24	33	57
Performance shares		7,328	61,790	69,118
	~~W~~	7,355	61,850	69,205

The intrinsic value of share-based payments is ~~W~~69,120 million as of December 31, 2018. For calculating, the quoted market price of ~~W~~39,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*1) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2018, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~61,850 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except per share data)

19. Income taxes

Income tax expense for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Current income tax expense	~~W~~	-	-	-	-
Temporary differences		(525)	(3,462)	(993)	753
Income tax recognized directly in equity		-	558	-	(16)
Income tax expense (benefit)	~~W~~	(525)	(2,904)	(993)	737

20. Earnings per share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

		2019		2018
		Three- month period	Nine-month period	Three- month period	Nine-month period
Net profit (loss) for the period	~~W~~	(4,576)	1,198,691	(46,726)	1,276,218
Less:
Dividends to hybrid bonds		21,274	58,366	11,816	21,937

Net profit (loss) available for common stock	~~W~~	(25,850)	1,140,325	(58,542)	1,254,281

Weighted average number of common shares outstanding (*)		480,904,128	477,194,141	474,119,152	474,172,481
Basic and diluted earnings (loss) per share in won	~~W~~	(54)	2,390	(123)	2,645

(*) The number of common shares issued by the Company is 474,199,587 shares.  The above weighted average number of common shares outstanding was calculated by including the acquired treasury shares and 17,482,000 of convertible preferred shares issued on May 1, 2019.  If convertible preferred shares issued during the nine-month ended September 30, 2019 are not included in the number of common shares outstanding, the basic and diluted earnings per share corresponding to the net profit for the nine-month period ended September 30, 2019 would have been ~~W~~2,439.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

21. Operating revenue

Operating revenue for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Dividend income	~~W~~	38,800	1,320,944	-	1,407,674
Fees and commission income		12,441	37,323	12,441	37,323
Interest income		9,085	29,845	7,717	22,816
Gain on financial assets at fair value through profit or loss		5,049	15,132	7,126	14,379
Gains on foreign currency transaction		13,912	29,302	4,231	4,231
Reversal of provision for credit loss allowance		91	8	-	-
Gain on disposal of loans		-	2,334	-	-
	~~W~~	79,378	1,434,888	31,515	1,486,423

22. Commitments

The Company entered into the share purchase agreement with the shareholders of Asia Trust Co., Ltd. (“Asia Trust”) to purchase 60% of stake of Asia Trust. According to the agreement, the Company has the call option over the additional 35% of stake of Asia Trust and the shareholders of Asia Trust have put option over the same.

For the commitment above, the company recognized derivative assets and derivative liabilities for ~~W~~29,316 million and ~~W~~24,171 million, respectively as of September 30, 2019. (Note 7)

23. Statement of cash flows

(a) Cash and cash equivalents as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Due from financial institutions with a maturity less than three months from date of acquisition	~~W~~	3,243	48,628

(b) Changes in liabilities arising from financing activities for the nine-month periods ended September 30, 2019 and 2018 are as follows:

		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2019	~~W~~	125,000	7,812,358	-	7,937,358
Changes from cash flows		(120,000)	1,411,303	(1,185)	1,290,118
Changes from non-cash flows:
Amortization of discount on debentures		-	2,143	38	2,181
Difference in foreign currency		-	3,230	-	3,230
		-	5,373	38	5,411
Changes from other non-financial		-	-	2,919	2,919
Balance at September 30, 2019	~~W~~	5,000	9,229,034	1,772	9,235,806

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

23. Statement of cash flows(continued)

(b)	Changes in liabilities arising from financing activities for the nine-month periods ended September 30, 2019 and 2018 are as follows(continued):

		Borrowings	Debentures	Total
Balance at January 1, 2018	~~W~~	5,000	7,003,622	7,008,622
Changes from cash flows		-	277,525	277,525
Changes from non-cash flows:
Amortization of discount on debentures		-	1,933	1,933
Balance at September 30, 2018	~~W~~	5,000	7,283,080	7,288,080

24. Related party transactions

(a) Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

Related party	Account		2019		2018
			Three-month period	Nine-month period	Three-month period	Nine-month period
Revenue:
Shinhan Bank	Interest Income	~~W~~	65	195	68	200
〃	Fees and commission income		8,075	24,225	7,902	23,706
〃	Dividend income		-	890,000	-	540,000
〃	Reversal of credit losses		-	-	(26)	1
Shinhan Card Co., Ltd.	Interest income		4,878	13,384	3,845	11,102
〃	Fees and commission income		2,066	6,204	2,245	6,734
〃	Dividend income		-	337,744	-	600,018
Shinhan Investment Corp.	Interest income		97	213	21	132
〃	Fees and commission income		1,153	3,458	1,160	3,482
〃	Dividend income		-	20,000	-	145,000
Shinhan Life Insurance Co., Ltd.	Interest income		-	4,769	-	-
〃	Fees and commission income		603	1,808	621	1,861
〃	Dividend income		-	-	-	58,000
〃	Reversal of credit losses		-	283	1	1
Shinhan Capital Co., Ltd.	Interest income		2,902	8,030	3,106	9,687
〃	Fees and commission income		257	770	253	758
〃	Dividend income		-	15,480	-	50,342
〃	Reversal of credit losses		-	-	29	32
Jeju Bank	Fees and commission income		162	486	145	433
〃	Dividend income		-	2,310	-	1,524
Shinhan Credit Information Co., Ltd.	Fees and commission income		5	16	5	16
〃	Dividend income		-	1,000	-	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

24. Related party transactions(continued)

(a) Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows(continued):

Related party	Account		2019		2018
			Three-month period	Nine-month period	Three-month period	Nine-month period
Revenue(continued):
Shinhan Alternative Investment Management Inc.	Interest income	~~W~~	29	88	28	84
〃	Fees and commission income		3	9	3	8
Shinhan BNP Paribas Asset Management Co., Ltd.	Fees and commission income		27	82	27	83
〃	Dividend income		-	11,115	-	10,790
Shinhan DS	Interest income		129	386	-	-
〃	Fees and commission income		7	22	7	19
Shinhan AITAS Co., Ltd.	Fees and commission income		21	62	18	56
〃	Dividend income		-	2,995	-	2,000
Shinhan Savings Bank	Interest income		485	1,447	485	1,447
〃	Fees and commission income		49	146	45	135
〃	Dividend income		-	1,500	-	-
Shinhan REITs Management Co., Ltd	Fees and commission income		12	35	11	32
〃	Reversal of credit losses		-	-	-	-
Orange Life Insurance, Ltd.	Dividend income		38,800	38,800	-	-
		~~W~~	59,825	1,387,062	19,999	1,467,683
Expense:
Shinhan Bank	Interest expenses(*)	~~W~~	2	11	-	-
〃	General and administrative expenses(*)		304	971	68	783
〃	Provision for credit losses		73	27	-	-
Shinhan Card Co., Ltd.	Interest expenses(*)		1	2	-	-
〃	General and administrative expenses(*)		11	37	10	28
〃	Provision for credit losses		11	155	5	8
Shinhan Investment Corp.	Interest expenses		50	161	88	198
〃	General and administrative expenses		-	-	-	5
〃	Provision for credit losses		10	13	(10)	12
Shinhan Life Insurance Co., Ltd.	Interest expenses(*)		4	12	-	-
〃	General and administrative expenses(*)		238	404	-	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

24. Related party transactions(continued)

(a) Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows(continued):

Related party	Account		2019		2018
			Three-month period	Nine-month period	Three-month period	Nine-month period
Expense(continued):
Shinhan Capital Co., Ltd.	Provision for credit losses	~~W~~	(5)	71	-	-
Shinhan Credit Information Co., Ltd.	Provision for credit losses		-	1	-	-
Shinhan Alternative Investment Management Inc.	Provision for credit losses		3	6	1	1
Shinhan DS	General and administrative expenses		1,106	3,413	785	1,530
〃	Provision for credit losses		1	25	2	1
Shinhan Savings Bank	Provision for credit losses		9	11	1	1
Shinhan REITs Management Co., Ltd.	Provision for credit losses		2	1	7	8
Orange Life Insurance, Ltd.	Interest expenses		356	1,065	-	-
		~~W~~	2,176	6,386	957	2,575

(*) Depreciation of right of use assets recognized due to the adoption of K-IFRS No.1116 and interest expense of lease liabilities are included.

(b) Significant balances with the related parties as of September 30, 2019 and December 31, 2018 are as follows:

Creditor	Debtor	Account		2019	2018
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Due from banks	~~W~~	2,074	24
〃	〃	Other assets		324,835	309,155
〃	〃	Property and equipment(*)		309	-
〃	Shinhan Card Co., Ltd.	Loans		899,351	699,495
〃	〃	Other assets		108,060	99,863
〃	〃	Property and equipment(*)		94	-
〃	Shinhan Investment Cop.	Other assets		31,646	19,384
〃	Shinhan Life Insurance Co., Ltd.	Loans		-	391,053
〃	〃	Other assets		7,940	9,045
〃	〃	Property and equipment(*)		524	-
〃	Shinhan Capital Co., Ltd.	Loans		529,463	449,544
〃	〃	Other assets		14,854	26,783
〃	Shinhan BNP Paribas Asset Management Co., Ltd	Other assets		1,523	1,321
〃	Jeju Bank	Other assets		2,300	1,897
〃	Shinhan Credit Information Co., Ltd.	Other assets		697	431

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties as of September 30, 2019 and December 31, 2018 are as follows(continued):

Creditor	Debtor	Account		2019	2018
Assets(continued):
Shinhan Financial Group Co., Ltd	Shinhan Alternative Investment Management Inc.	Loans	~~W~~	4,973	4,973
〃	〃	Other assets		1,028	-
〃	Shinhan DS	Loans		23,976	-
〃	〃	Other assets		2,661	776
〃	Shinhan AITAS Co., Ltd.	Other assets		746	482
〃	Shinhan Savings Bank	Loans		99,601	99,601
〃	〃	Other assets		6,589	3,908
〃	Shinhan REITs Management CO., Ltd.	Other assets		754	702
			~~W~~	2,063,998	2,118,437
Liabilities:
Shinhan Bank	Shinhan Financial Group Co., Ltd	Other liabilities	~~W~~	4,514	-
Shinhan Card Co., Ltd.	〃	Other liabilities		479	329
Shinhan Investment Corp.	〃	Other liabilities		179	-
Shinhan Life Insurance Co., Ltd.	〃	Other liabilities		30,544	23,796
Shinhan Capital Co., Ltd.	〃	Other liabilities		18	-
Shinhan Credit Information Co., Ltd.	〃	Other liabilities		1	66
Shinhan Alternative Investment Management Inc.	〃	Other liabilities		18	107
Shinhan DS	〃	Other liabilities		412	1,143
Orange Life Insurance, Ltd.	〃	Debt securities issued in won		55,000	-
〃	〃	Other liabilities		264	-
Shinhan AI Co., Ltd.	〃	Other liabilities		1	-
			~~W~~	91,430	25,441

(*) This amounts are those of right of use assets recognized due to the adoption of K-IFRS No.1116.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

24. Related party transactions (continued)

(c) Major fund transactions with related parties for the September 30, 2019 and 2018 are as follows:

		2019
		Beginning balance	Lending	Collection	Disposal	Ending balance
Shinhan Card Co., Ltd.	~~W~~	700,000	200,000	-	-	900,000
Shinhan Life Insurance Co., Ltd.		391,335	-		(391,335)
Shinhan Capital Co., Ltd.		450,000	230,000	(150,000)	-	530,000
Shinhan Alternative Investment Management Inc.		5,000	-	-	-	5,000
Shinhan Savings Bank		100,000	-	-	-	100,000
Shinhan DS		-	48,000	(24,000)	-	24,000
	~~W~~	1,646,335	478,000	(174,000)	(391,335)	1,559,000

		2018
		Beginning balance	Lending	Collection	Ending balance
Shinhan Card Co., Ltd.	~~W~~	600,000	100,000	-	700,000
Shinhan Capital Co., Ltd.		530,000	50,000	(130,000)	450,000
Shinhan Alternative Investment Management Inc.		5,000	-	-	5,000
Shinhan Savings Bank		100,000	-	-	100,000
	~~W~~	1,235,000	150,000	(130,000)	1,255,000

(d) Compensation of key management personnel for the three-month and the nine-month periods ended September 30, 2019 and 2018 were as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Salaries	~~W~~	901	2,701	903	2,762
Severance benefits		11	34	14	41
Share-based payment expenses(*)		274	1,389	405	957
	~~W~~	1,186	4,124	1,322	3,760

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

25. Transition effects arising from changes in accounting policies

Upon adoption of K-IFRS No.1116 ‘Leases’, the Company recognized right-of-use assets and lease liabilities in relation to leases that had previously been classified as ‘operating lease’ in accordance with K-IFRS No. 1017.  The lease liabilities were measured at the present value of the remaining lease payments at the lessee's incremental borrowing rate on January 1, 2019. The lessee's incremental borrowing rate applied to the lease liability is 2.33% on January 1, 2019. The difference between the amount of operating lease agreements disclosed as of December 31, 2018 discounted at the Company’s incremental borrowing rate and the lease liabilities recognized at the date of initial application is as follows:

		Amount
Operating lease agreement commitment disclosed as of December 31, 2018	~~W~~	2,328
Amount discounted using the Company's incremental borrowing rate		2,284
Less:
Short-term lease payment recognized by straight-line method		(55)
Value-added Tax		(206)
		(261)

Lease liabilities recognized at the beginning of 2019	~~W~~	2,023

Right-of-use assets were measured by adjusting the amount of prepaid or unpaid lease payments in relation to leases recognized in the statement of financial position as of December 31, 2018 at the same amount as the lease liability. As a result, property, plant and equipment increased by ~~W~~2,301 million at the beginning of 2019.